August 29, 2002

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:    Mr. Briccio Barrientos

         Re:  Withdrawal of Post-Effective Amendments on Form N-1A
                 Accession Numbers:  0000907244-02-000325 (File No.: 333-37453)
                  [Evergreen Equity Trust, Post-Effective Amendment No. 44] and 0000907244-02-000326 (File No.: 333-37433) [Evergreen
                  Fixed Income Trust, Post-Effective Amendment No. 20]

Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the above-captioned Post-Effective Amendments to the Registration Statements filed on Form N-1A on August 29, 2002 (the "Registration Statements") for Evergreen Equity Trust and Evergreen Fixed Income Trust. Each 485(a) filing contained as Exhibit No. 1 an incorrect prospectus. The correct prospectus will be filed today in a Post-Effective Amendment to the Registration Statement. No securities were sold in connection with this offering.

         Please direct all inquiries to Catherine F. Kennedy of Evergreen Investments at 617-210-3676.

                                                       Very truly yours,

                                                       \s\ Catherine F. Kennedy

                                                        Catherine F. Kennedy